VASCO Data Security International, Inc.

1901 S. Meyers Road, Ste. 210

Oakbrook Terrace, IL 60181

VIA EDGAR

August 19, 2009

Kathleen Collins

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	VASCO Data Security International, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 13, 2009 File No. 0-24389

Dear Ms. Collins:

Set forth below are the responses of VASCO Data Security International, Inc. (referred to herein using the words “VASCO”, “Company”, “we”, “our” and “us”) to your letter of comment dated August 10, 2009 (the “Letter”) relating to the above-referenced Form 10-K (the “Form 10-K”). The comments from the Letter are repeated below, and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 49 (Incorporated by Reference From Definitive Proxy Statement Filed April 30, 2009)

Transactions With Related Persons, page 42

1.	We note your response to prior comment 17. Please include information similar to that provided in your response in this section of future filings.

Response:

The Staff is advised that our future filings on Form 10-K will include information similar to that provided in our response to prior comment 17 on July 14, 2009.

August 19, 2009

Consolidated Statement of Operations, page F-5

2.	We note your response to our prior comment 7 where you indicate non-hardware items include service deliverables such as maintenance and support and charges for the development of custom logos, lens colors, boxes, etc. While we note that “individually” none of the non-hardware items account for more than 4% of the Company’s consolidated revenues, please clarify whether collectively the non-hardware service deliverables account for more than 10% of the company’s total revenues. If so, tell us how you considered presenting such revenues and related cost of revenues separately pursuant to Rule 5-03(b) (1) and (2) of Regulation S-X.

Response:

Non-hardware service deliverables were less than 10% in each year. Collectively, non-hardware service deliverables were approximately 5% of revenue in 2008 and 4% of revenue in 2007.

Note 1 Summary of Significant Accounting Policies

3.	We note your response to prior comment 10 where you indicate that the Company uses the residual method for determining the amount of revenue to recognize for token and software licenses if you have VSOE of fair value for all of the undelivered elements in the arrangement. We also note your disclosures on page F-9 where you indicate that when discounts are given in a multiple-element arrangement, a proportionate amount of the discount is applied to each element based on each element’s fair value without regard to the discount. For arrangements in which the Company uses the residual method, tell us how you considered paragraph 11 of SOP 97-2 and why you believe it is appropriate to allocate the discount proportionately to each element rather than applying the entire discount to the delivered elements.

Response:

The disclosures you referenced on page F-9 were intended to refer to our volume-pricing strategy described later in the disclosures on page F-9, whereby we provide lower per-unit prices for large-volume purchases; “The per unit prices for large-volume transactions are generally lower than transactions for smaller quantities and the price differences are commonly referred to as volume-purchase discounts.” For those large-volume transactions, the per-unit prices for each of the elements in the transaction (e.g., token, host system software, post contract support or PCS) and the resulting per-unit fair value of each of the elements, as obtained through VSOE as described in our disclosure on page F-9, are generally proportionately lower than comparable per-unit fair values for smaller-volume transactions. In our typical transactions, the only undelivered element is PCS. As noted in our response to Question 9 of our response letter dated July 14, 2009, we establish VSOE of PCS based on a percentage of the user license fee. In transactions in which pricing varies based on the size of the transaction, PCS as a percentage of the license fee charged to the customer remains consistent with the established VSOE percentage regardless of the amount of volume-purchase discount provided on the individual transaction.

August 19, 2009

While not common in our typical transactions, if there are discounts other than those related to our volume pricing strategies, such discounts are applied to the delivered elements in accordance with paragraph 11 of SOP 97-2 where we have VSOE of fair value for all of the undelivered items.

The Staff is advised that we will modify our disclosures in future filings on Forms 10-Q and 10-K by deleting the sentence that describes discounts related to large volume transactions and adding a sentence that confirms that discounts are applied to the delivered elements in accordance with SOP 97-2 as follows:

Multiple-Element Arrangements: We allocate revenue to the various elements of the arrangements based on the estimated fair value of each deliverable as required by SOP 97-2. The fair value for each element is based on the price charged when that element is sold separately, renewal rates and other methods, such as prices established by management. The estimated fair value of undelivered elements is deferred and recorded as revenue when services are performed or products are delivered.

When tokens and software licenses are included in multiple element arrangements, they are generally delivered elements in such arrangements. When tokens and software are delivered elements, we use the Residual Method (SOP 98-9) for determining the amount of revenue to recognize for token and software licenses if we have vendor specific objective evidence (VSOE) for all of the undelivered elements. Any discount provided to the customer is applied fully to the delivered elements in such an arrangement. We defer the revenue for tokens and software in any multiple element arrangement where we do not have VSOE for any undelivered element. VSOE of fair value of PCS agreements is based on separate sales transactions on a worldwide basis. In sales arrangements where VSOE of fair value has not been established, revenue for all elements is deferred and amortized over the life of the arrangement.

If you have any questions regarding the Company’s responses or this letter, please contact Maryann A. Waryjas or the undersigned.

Maryann A. Waryjas	Clifford K. Bown
Katten Muchin Rosenman LLP	VASCO Data Security International, Inc.
525 West Monroe Street	1901 South Meyers Road, Ste. 210
Chicago, Illinois 60661	Oakbrook Terrace, IL 60181
Phone: 312 902-5461	Phone U.S.: 630 932-8844 x304
Fax: 312 577-8755	Phone Switzerland: 41 43 813 35 06
Email: maryann.waryjas@kattenlaw.com	Fax U.S.: 630 932-8852
Email: cbo@vasco.com

August 19, 2009

Sincerely,

/s/ Clifford K. Bown
Clifford K. Bown
Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)